UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 2000
             (Date of Event Which Requires Filing of This Statement)

                  If the  Filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.         208254 40 9                                Page  2 of 7 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         CLOG LLC

         I.R.S. Identification Number:11-3479491

         Warren Schreiber

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[  ]  (b) [    ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CLOG LLC - State of New York
         Warren Schreiber - United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            CLOG LLC - 0
                                            Warren Schreiber - 0

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            CLOG LLC - 300,000
                                            Warren Schreiber - 300,000
                                            (represents amount beneficially
                                             owned by CLOG LLC)

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            CLOG LLC - 0
                                            Warren Schreiber - 0

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            CLOG LLC - 300,000
                                            Warren Schreiber - 300,000
                                             (represents amount beneficially
                                              owned by CLOG LLC)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            CLOG LLC - 300,000
                                            Warren Schreiber - 300,000
                                             (represents amount beneficially
                                              owned by CLOG LLC)



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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            CLOG LLC - 4.4%
                                            Warren Schreiber - 4.4%
                                             (represents amount beneficially
                                              owned by CLOG LLC)

14       TYPE OF REPORTING PERSON*
                                            CLOG LLC - CO
                                            Warren Schreiber - IN


                                        3


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Item 1.           Security and Issuer.

         The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.           Identity and Background.

         Reference is made to Item 2 of Amendment No. 8 to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission ("SEC") on February 17, 2000 ("Amendment No. 8"). Reference is further made to Item 2 of Amendment No. 2 to the Reporting Persons' Schedule 13D, filed with the SEC on June 28, 1999 ("Amendment No. 2") and to Item 2 of Amendment No. 6 to the Reporting Persons' Schedule 13D, filed with the SEC on October 14, 1999.

Item 3.           Source and Amount of Funds or Other Consideration.

         See Item 4.

Item 4.           Purpose of Transaction.

         On February 17, 2000, CLOG exercised its option to purchase $100,000 principal amount of convertible debentures of Conolog, as described in Amendment No. 2 and Amendment No. 7. to the Reporting Persons' Schedule 13D, filed with the SEC on January 5, 2000 ("Amendment No. 7"). CLOG used working capital to fund the purchase. On the same date, CLOG exercised its right to convert the $100,000 principal amount of debentures into 100,000 shares of Common Stock of Conolog and sold 68,000 of such shares of Common Stock on the same date in the open market at a price of approximately $5.71 per share. On February 18, 2000, CLOG sold the remaining 32,000 shares of Common Stock obtained from the February 18 conversion in the open market at a price of approximately $5.31 per share.

         Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to exercise the option to acquire additional convertible debentures described in Amendment No. 2 and Amendment No. 7, convert the convertible debentures into shares of Common Stock, and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

         Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

         The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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Item 5.           Interest in Securities of the Issuer.

         (a) The Reporting Persons hold 300,000 shares of Common Stock issuable upon the exercise of a currently exercisable option held by CLOG for the purchase of immediately convertible debentures, which represent 4.4% of the total shares of Common Stock outstanding as of February 8, 2000. CLOG has shared voting and dispositive power with respect to such shares of Common Stock and Mr. Schreiber, as controlling member of CLOG, has shared voting and dispositive power with respect to all of the shares of Common Stock beneficially owned by CLOG.

         The percentage for the Reporting Persons in the aggregate and for CLOG and Mr. Schreiber individually was calculated using as the denominator the sum of (i) the 300,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures, (ii) the 300,000 shares of Common Stock issued effective February 1, 2000 upon conversion of the convertible debentures, as described in Item 4 of Amendment No. 8, (iii) the 200,000 shares of Common Stock issued effective February 7, 2000 upon conversion of the convertible debentures, as described in
Item 4 of Amendment No. 8, (iv) the 200,000 shares of Common Stock issued effective February 11, 2000 upon conversion of the convertible debentures, as described in Item 4 of Amendment No. 8, (v) the 195,000 shares of Common Stock issued effective February 14, 2000 upon conversion of the convertible debentures, as described in Item 4 of Amendment No. 8, (vi) the 90,000 shares of Common Stock issued effective February 15, 2000 upon conversion of the convertible debentures, as described in Item 4 of Amendment No. 8, (vii) the 15,000 shares of Common Stock issued effective February 16, 2000 upon conversion of the convertible debentures, as described in Item 4 of Amendment No. 8, (viii) the 100,000 shares of Common Stock issued effective February 17, 2000 upon conversion of the convertible debentures, as described in Item 4 hereof and (ix) the 5,475,772 outstanding shares of Common Stock as of February 8, 2000, based upon the Quarterly Report on Form 10-QSB filed by Conolog for the period ended January 31, 2000 (the "Form 10-QSB"), less the 22,776 shares of Common Stock of Conolog indicated in the Form 10- QSB as being held as treasury stock.

         (b)      See Item 6.

         (c)      See Item 4.

         (d)      Not applicable.

         (e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on February 17, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         As described in Amendment No. 2, the Restated Option Agreement provides that CLOG shall vote any shares of Common Stock acquired pursuant to the terms thereof in the same proportion as votes are cast by the other stockholders of Conolog.


                                        5


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Item 7.           Material to be Filed as Exhibits.

         (1)      Agreement among the Reporting Persons.



                                        6


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2000


                                                 CLOG LLC


                                               By: /s/ Warren Schreiber
                                                  ---------------------------
                                                  Warren Schreiber, Member


                                                   /s/ Warren Schreiber
                                                  ----------------------------
                                                  Warren Schreiber

                                        7


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                                    EXHIBIT 1


                  The undersigned agree that the Amendment to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Date: February  18, 2000


                                               CLOG LLC


                                             By: /s/ Warren Schreiber
                                                ----------------------------
                                                Warren Schreiber, Member


                                                 /s/ Warren Schreiber
                                                -----------------------------
                                                Warren Schreiber


                                        8


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